DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

February 13, 2006

Elliot V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/13/2006

Re: MeadWestvaco Corporation
Incoming letter dated December 30, 2005

Dear Mr. Hamilton:

This is in response to your letters dated December 30, 2005 and January 11, 2006 concerning the shareholder proposal submitted to MeadWestvaco by William Steiner. We also have received letters on the proponent's behalf dated January 2, 2006 and January 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1159297

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

December 30, 2005

BY EMAIL TO <u>cfletters@sec.gov</u>
<u>WITH COPIES BY COURIER</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation—Securities Exchange Act of 1934; Rule 14a-8(i)

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company received a letter dated October 16, 2005 (a copy of which is attached hereto as Exhibit A) from William Steiner (the "Proponent"), requesting that the Company include in the Company's 2006 proxy statement a shareholder proposal (the "Proposal"). In particular, the Proposal states:

> RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This includes that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2006 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(10) and Exchange Rule 14a-8(i)(9). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006 and the annual meeting of the Company's shareholders is expected to occur on or about April 25, 2006.

Discussion

I. The Proposal is excludable pursuant to Exchange Act Rule 14a-8(i)(10) as it has been substantially implemented.

On December 22, 2005, the Company's Nominating and Governance Committee, pursuant to a delegation of authority granted by the board of directors (the "Board"), adopted a resolution recommending that the Company's shareholders vote in favor of an amendment to the Company's Certificate of Incorporation (the "Charter"), to be presented to shareholders at the 2006 annual meeting, to eliminate the Company's classified Board structure. If the Board's resolution is approved by the Company's shareholders, directors standing for reelection will be eligible only for one-year terms beginning with the Company's 2007 Annual Meeting. This decision and recommendation of the Board's Nominating and Governance Committee took into account various factors, including, without limitation, the results of past shareholder votes on proposals on this subject put forth by shareholders at other companies.

Thus, the Board has indeed taken "the necessary steps" to declassify the board—thereby substantially implementing the Proposal. While the Proposal also requests that the transition be accomplished "solely through direct action of our board *if this is practicable*" (emphasis added), this is not practicable. The Board does not have the authority to unilaterally transition to a declassified Board structure because an amendment to the Company's Charter (to remove the classified Board provisions) necessitates a shareholder vote.

The instant situation is substantially identical to the facts described in the recent no-action request submitted by the Northrop Grumman Corporation. See Northrop Grumman Corporation (March 22, 2005) ("Northrop Grumman"). In Northrop Grumman, as in the instant situation, a shareholder submitted a proposal requesting that "Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director" and, in the proposal's supporting statement, stated "[his] hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006." In response, the Northrop Grumman Corporation's board of directors adopted a resolution that recommended that its shareholders approve an amendment to its certificate of incorporation to declassify its board of directors. In Northrop Grumman, as in the instant situation, the Board's resolution would operate only prospectively, i.e., it would be phased-in as the terms of the directors of each class expired. In concurring with the

Northrop Grumman Corporation's no-action request, the Staff stated:

> There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Northrop Grumman will provide shareholders at Northrop Grumman's 2005 Annual Meeting with an opportunity to approve an amendment to Northrop Grumman's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

See, also, e.g., Southwest Airlines Co. (February 10, 2005) (permitting the exclusion of a declassification proposal because the proposal had been substantially implemented by a board resolution phasing-in annual election of directors).

II. The Proposal is Excludable Pursuant to Exchange Act Rule 14a-8(i)(9) as it Directly Conflicts with a Company Proposal to be Submitted to Shareholders at the Same Meeting

Rule 14a-8(i)(9) permits exclusion of a shareholder proposal when the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. It is well established under both Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. See, e.g., Croghan Bancshares, Inc. (Mar. 13, 2002); The Gabelli Equity Trust (March 15, 1993). As discussed above, the Company's Board will submit a proposal to the Company's shareholders at the 2006 annual meeting to amend the Company's Charter to eliminate the Company's classified Board structure (the "Company's Proposal"). The Proposal deals with the annual election of directors to the Board, which is the same issue that will be presented to the shareholders by the Company's Proposal. Although, as noted above, the Company's proposed charter amendment substantially implements the Proposal, there are differences in the details between the Proponent's requested approach and that recommended by the Company. The shareholders may be confused by the presence of the two proposals, and vote in an inconsistent manner.

Because the Proposal conflicts with the Company's Proposal, it may be excluded pursuant to Rule 14a-8(i)(9).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted as it has been substantially implemented within the meaning of Rule 14a-8(i)(10) and because the Proposal directly conflicts with the Company's Proposal within the meaning of Rule 14a-8(i)(9).

We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2006 Proxy Materials.

We would appreciate the Staff notifying us in the event that the Proponent contacts the Staff with respect to the Proposal as the Proponent is not obligated to so notify us. If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: William Steiner

EXHIBIT A

[October 16, 2005]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This includes that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "F" in Takeover Defenses.
  - "F" in Accounting.

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- We were only allowed to vote on individual directors once in 3-years – Accountability concern.
- We had to marshal an awesome 75% shareholder vote to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- Our directors were protected by a poison pill.
- We had a CEO Change of Control Agreement allowing our CEO to easily walk out with a hefty sum of our money, especially considering our company's strong takeover defenses.
- Two of our directors were rated "problem directors" by The Corporate Library:
  1) John Krol – due to his involvement with the Armstrong Holdings board which filed under the Chapter 11 Bankruptcy Code.
  2) John Luke – because he chaired the director nominations committee at Bank of New York Company which received a Board Composition grade of "F" by TCL.

The above practices show there is room for improvement and reinforce the reason to take one step forward now and adopt the initial RESOLVED statement of this proposal.

Our directors should be comfortable with this proposal because our unopposed directors typically need only one vote for election – out of tens of millions of shares.

Best for the Investor
Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, January 02, 2006 12:41 PM
To: CFLETTERS
Subject: Re MeadWestvaco Corporation (MWV) No-Action Request William Steiner

Re MeadWestvaco Corporation (MWV) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

MeadWestvaco Corporation (MWV)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the MeadWestvaco December 30, 2005 no action request. In its entirely it was a 3-1/2 page letter and the rule 14a-8 proposal submittal.

The text of the rule 14a-8 proposal states:
"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This includes that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

"The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005."

The company response seems at least incomplete. There are no exhibits included with the 3.5-page no action request other than the rule 14a-8 proposal submittal.

The company does not include a copy of any documentation that the board will purportedly act on the subject of this proposal. For instance a copy of any relevant Board resolution. Furthermore the no action request does not even address whether the board will or can convert "from a 100% staggered system to a 100% annual election of each director system in one election cycle" as advocated in the rule 14a-8 proposal.

The company said that the company proposal will be "presented to shareholders." However the Board does not advise whether it will recommend a yes-vote, no-vote or not make any recommendation.

Additionally there is no discussion of the percentage vote required for adoption or whether this percentage is based on all shares in existence.
There is no company opinion on whether a special solicitation may be needed to obtain the required percentage vote for adoption.

This limited purported company response is alarmingly similar to the circumstances in The Goodyear Tire & Rubber Company (Feb. 18, 2005) which resulted in a sham according to The Corporate Library. The following "High Risk Alert" from The Corporate Library on Goodyear was cited the proponent's response in Whole Foods Market, Inc. (December 14, 2005). The staff did not concur with Whole Foods.

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear[1]s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company[1]s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear[1]s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored[1] proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management[1]s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%

81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d¹état made for outstanding gamesmanship, but terrible governance.

It¹s hard to draw a conclusive link between management¹s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We¹ve now lowered the company¹s responsiveness grade to F, and would lower it to even further if we could. The company[1]s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

There seem to be too many similarities in comparing MeadWestvaco to the hexed Goodyear proposal in The Goodyear Tire & Rubber Company (Feb. 18, 2005) and the precedent of Whole Foods Market, Inc. (December 14, 2005).

Based on the limited information on the company proposal it would seem impossible to determine any "Direct Conflicts." It would seem at best that the rule 14a-8 proposal is consistent with the company proposal and more thoroughly addresses the proper adoption of this proposal topic.

For the above reasons it is respectfully requested that concurrence not be granted based on the purported company proposal which the company decide to hex. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Lori Zyskowski
Assistant General Counsel

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1228
DIRECT FAX: (212) 403-2228
E-MAIL: EVSTEIN@WLRK.COM

January 11, 2006

VIA E-MAIL TO cfletters@sec.gov
<u>WITH COPIES BY COURIER</u>

RECEIVED
2006 JAN 12 PM 2:43

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation -- Securities Exchange Act of 1934; Rule 14a-8(i)

Ladies and Gentlemen:

This letter is submitted on behalf of our client, MeadWestvaco Corporation (the "Company"), in response to the January 2, 2006 letter from John Chevedden (a copy of which is attached hereto as Exhibit A) on behalf of William Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy materials for its 2006 Annual Meeting of Stockholders.

On December 30, 2005, we submitted a letter (the "Request Letter") (a copy of which is attached hereto as Exhibit B) on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance of the Commission (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials pursuant to Exchange Act Rules 14a-8(i)(10) and 14a-8(i)(9). Mr. Chevedden's letter is apparently the Proponent's response to the Request Letter.

The arguments in Mr. Chevedden's letter are difficult to follow and we do not propose to respond to each point raised. However, to avoid potential confusion, we wish to correct a factual inaccuracy contained in Mr. Chevedden's letter. Specifically, Mr. Chevedden's letter states: "The company said that the company proposal will be 'presented to shareholders.' However, the Board does not advise whether it will recommend a yes-vote, no-vote or not make any recommendation." Mr. Chevedden's statement is incorrect. The Request Letter unambiguously states:

> "the Company's Nominating and Governance Committee, pursuant to a delegation of authority granted by the board of directors (the "Board"), adopted a resolution recommending that the Company's shareholders vote in favor of an amendment to the Company's Certificate of Incorporation (the "Charter"), to be presented to shareholders at the 2006 annual meeting, to eliminate the Company's classified Board structure."

The foregoing makes clear that the Company intends to include a recommendation that shareholders vote in favor of the Company's proposal to declassify the Company's board of directors.

If the Staff needs additional information, including with respect to Mr. Chevedden's letter, please do not hesitate to contact the undersigned at (212) 403-1228 or via fax at (212) 403-2228.

Very truly yours,

Elliott V. Stein

EVS:jr

cc: William Steiner
John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

MeadWestvaco Corporation (MWV)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the MeadWestvaco December 30, 2005 no action request. In its entirely it was a 3-1/2 page letter and the rule 14a-8 proposal submittal.

The text of the rule 14a-8 proposal states:
"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This includes that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

"The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005."

The company response seems at least incomplete. There are no exhibits included with the 3.5-page no action request other than the rule 14a-8 proposal submittal.

The company does not include a copy of any documentation that the board will purportedly act on the subject of this proposal. For instance a copy of any relevant Board resolution. Furthermore the no action request does not even address whether the board will or can convert "from a 100% staggered system to a 100% annual election of each director system in one election cycle" as advocated in the rule 14a-8 proposal.

The company said that the company proposal will be "presented to shareholders." However the Board does not advise whether it will recommend a yes-vote, no-vote or not make any recommendation.

Additionally there is no discussion of the percentage vote required for adoption or whether this percentage is based on all shares in existence.

There is no company opinion on whether a special solicitation may be needed to obtain the required percentage vote for adoption.

This limited purported company response is alarmingly similar to the circumstances in The Goodyear Tire & Rubber Company (Feb. 18, 2005) which resulted in a sham according to The Corporate Library. The following "High Risk Alert" from The Corporate Library on Goodyear was cited the proponent¹s response in Whole Foods Market, Inc. (December 14, 2005). The staff did not concur with Whole Foods.

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299

3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d¹état made for outstanding gamesmanship, but terrible governance.

It¹s hard to draw a conclusive link between management¹s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We¹ve now lowered the company¹s responsiveness grade to F, and would lower it to even further if we could. The company¹s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

There seem to be too many similarities in comparing MeadWestvaco to the hexed Goodyear proposal in The Goodyear Tire & Rubber Company (Feb. 18, 2005) and the precedent of Whole Foods Market, Inc. (December 14, 2005).

Based on the limited information on the company proposal it would seem impossible to determine any "Direct Conflicts." It would seem at best that the rule 14a-8 proposal is consistent with the company proposal and more thoroughly addresses the proper adoption of this proposal topic.

For the above reasons it is respectfully requested that concurrence not be granted based on the purported company proposal which the company [could] decide to hex. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
John J. Carrara <jjc3@meadwestvaco.com>
Associate General Counsel and Assistant Secretary

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N Y 10019-6150
TELEPHONE (212) 403-1000
FACSIMILE (212) 403-2000

December 30, 2005

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation—Securities Exchange Act of 1934; Rule 14a-8(i)

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company received a letter dated October 16, 2005 (a copy of which is attached hereto as Exhibit A) from William Steiner (the "Proponent"), requesting that the Company include in the Company's 2006 proxy statement a shareholder proposal (the "Proposal"). In particular, the Proposal states

> RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director This includes that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

W/989604

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2006 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(10) and Exchange Rule 14a-8(i)(9). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006 and the annual meeting of the Company's shareholders is expected to occur on or about April 25, 2006.

Discussion

I. The Proposal is excludable pursuant to Exchange Act Rule 14a-8(i)(10) as it has been substantially implemented.

On December 22, 2005, the Company's Nominating and Governance Committee, pursuant to a delegation of authority granted by the board of directors (the "Board"), adopted a resolution recommending that the Company's shareholders vote in favor of an amendment to the Company's Certificate of Incorporation (the "Charter"), to be presented to shareholders at the 2006 annual meeting, to eliminate the Company's classified Board structure. If the Board's resolution is approved by the Company's shareholders, directors standing for reelection will be eligible only for one-year terms beginning with the Company's 2007 Annual Meeting. This decision and recommendation of the Board's Nominating and Governance Committee took into account various factors, including, without limitation, the results of past shareholder votes on proposals on this subject put forth by shareholders at other companies.

Thus, the Board has indeed taken "the necessary steps" to declassify the board—thereby substantially implementing the Proposal. While the Proposal also requests that the transition be accomplished "solely through direct action of our board *if this is practicable*" (emphasis added), this is not practicable. The Board does not have the authority to unilaterally transition to a declassified Board structure because an amendment to the Company's Charter (to remove the classified Board provisions) necessitates a shareholder vote.

The instant situation is substantially identical to the facts described in the recent no-action request submitted by the Northrop Grumman Corporation. See Northrop Grumman Corporation (March 22, 2005) ("Northrop Grumman"). In Northrop Grumman, as in the instant situation, a shareholder submitted a proposal requesting that "Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director" and, in the proposal's supporting statement, stated "[his] hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006." In response, the Northrop Grumman Corporation's board of directors adopted a resolution that recommended that its shareholders approve an amendment to its certificate of incorporation to declassify its board of directors. In Northrop Grumman, as in the instant situation, the Board's resolution would operate only prospectively, i.e., it would be phased-in as the terms of the directors of each class expired. In concurring with the

Northrop Grumman Corporation's no-action request, the Staff stated:

> There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Northrop Grumman will provide shareholders at Northrop Grumman's 2005 Annual Meeting with an opportunity to approve an amendment to Northrop Grumman's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10)

See, also, e.g., Southwest Airlines Co. (February 10, 2005) (permitting the exclusion of a declassification proposal because the proposal had been substantially implemented by a board resolution phasing-in annual election of directors).

II. The Proposal is Excludable Pursuant to Exchange Act Rule 14a-8(i)(9) as it Directly Conflicts with a Company Proposal to be Submitted to Shareholders at the Same Meeting

Rule 14a-8(i)(9) permits exclusion of a shareholder proposal when the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting It is well established under both Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. See, e.g., Croghan Bancshares, Inc. (Mar. 13, 2002); The Gabelli Equity Trust (March 15, 1993). As discussed above, the Company's Board will submit a proposal to the Company's shareholders at the 2006 annual meeting to amend the Company's Charter to eliminate the Company's classified Board structure (the "Company's Proposal"). The Proposal deals with the annual election of directors to the Board, which is the same issue that will be presented to the shareholders by the Company's Proposal Although, as noted above, the Company's proposed charter amendment substantially implements the Proposal, there are differences in the details between the Proponent's requested approach and that recommended by the Company The shareholders may be confused by the presence of the two proposals, and vote in an inconsistent manner

Because the Proposal conflicts with the Company's Proposal, it may be excluded pursuant to Rule 14a-8(i)(9).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted as it has been substantially implemented within the meaning of Rule 14a-8(i)(10) and because the Proposal directly conflicts with the Company's Proposal within the meaning of Rule 14a-8(i)(9).

We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2006 Proxy Materials.

We would appreciate the Staff notifying us in the event that the Proponent contacts the Staff with respect to the Proposal as the Proponent is not obligated to so notify us If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc William Steiner

EXHIBIT A

[October 16, 2005]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This includes that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "F" in Takeover Defenses.
  - "F" in Accounting.
- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- We were only allowed to vote on individual directors once in 3-years – Accountability concern.
- We had to marshal an awesome 75% shareholder vote to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- Our directors were protected by a poison pill.
- We had a CEO Change of Control Agreement allowing our CEO to easily walk out with a hefty sum of our money, especially considering our company's strong takeover defenses.
- Two of our directors were rated "problem directors" by The Corporate Library:
  1) John Krol – due to his involvement with the Armstrong Holdings board which filed under the Chapter 11 Bankruptcy Code.
  2) John Luke – because he chaired the director nominations committee at Bank of New York Company which received a Board Composition grade of "F" by TCL.

The above practices show there is room for improvement and reinforce the reason to take one step forward now and adopt the initial RESOLVED statement of this proposal.

Our directors should be comfortable with this proposal because our unopposed directors typically need only one vote for election – out of tens of millions of shares.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 17, 2006 11:27 PM
To: CFLETTERS
Cc: John J. Carrara
Subject: #2 Re MeadWestvaco Corporation (MWV) No-Action Request William Steiner

#2 Re MeadWestvaco Corporation (MWV) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

MeadWestvaco Corporation (MWV)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

This adds to the January 2, 2006 initial response to the MeadWestvaco December 30, 2005 no action request. In its entirely the initial no action request was a 3-1/2 page letter and the rule 14a-8 proposal submittal. The company also submitted a January 11, 2006 supplement.

The text of the rule 14a-8 proposal states:
"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This includes that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

"The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005."

The company response seems at least incomplete. There are no exhibits included with the 3.5-page no action request other than the rule 14a-8 proposal submittal.

The company does not include a copy of any documentation that the board will purportedly act on the subject of this proposal. For instance a copy of any relevant Board resolution. Furthermore the no action request does not even address whether the board will or can convert "from a 100% staggered system to a 100% annual election of each director system in one election cycle" as advocated in the rule 14a-8 proposal. Thus shareholders may not even know exactly what they are voting for after the defintive proxy is published.

Additionally there is no discussion of the percentage vote required for adoption or whether this percentage is based on all shares in existence.
There is no company opinion on whether a special solicitation may be needed to obtain the required percentage vote for adoption.

There is no indication whether the company attitude is anything other than laissez-faire once the proxy is published.

The following "High Risk Alert" on Goodyear from The Corporate Library was cited the proponent¹s response in Whole Foods Market, Inc. (December 14, 2005). The staff did not concur that Whole Foods had substantially implemented a rule 14a-8 proposal by including a corresponding company proposal in its 2006 definitive proxy. This High Risk Alert on Goodyear
(GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that fails to obtain the critical vote.
Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to
endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299

3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d¹état made for outstanding gamesmanship, but terrible governance.

It¹s hard to draw a conclusive link between management¹s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We¹ve now lowered the company¹s responsiveness grade to F, and would lower it to even further if we could. The company¹s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

There seem to be too many similarities in comparing MeadWestvaco to the hexed Goodyear proposal above and the precedent of Whole Foods Market, Inc. (December 14, 2005).

Directors can resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

The company does not argue that it is impermissible for its directors to resign or for a number of directors to resign at the same time. Nor does the company claim that it has the power to force one director or a number of directors to serve out their terms. Nor does the company claim that it can prevent a number of directors from giving advance notice of their resignation.

The following email exchange is another example where a company is transitioning to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com

-----Original Message-----
From: J
Sent: Thursday, December 01, 2005 9:29 PM
To: Carter, Tom
Subject: (GPC)

Mr. Carter,
Thank you for the December 1, 2005 letter. Please clarify that the plan would be for 1-year director terms for all directors starting in 2007.
Sincerely,
John Chevedden

Based on the limited information on the company proposal it would seem impossible to determine any "Direct Conflicts." It would seem that the rule 14a-8 proposal is consistent with the company proposal and more thoroughly addresses the full adoption of the rule 14a-8 proposal topic. In Alaska Air Group, Inc. (March 13, 2001) Alaska Air did not receive concurrence that a more comprehensive rule 14a-8 proposal conflicted with a less comprehensive company proposal on the same topic.
Alaska Air Group, Inc.

WSB No.: 0326200106
Public Availability Date: Tuesday, March 13, 2001

Abstract:
...A shareholder proposal, which relates to this company reinstating simply majority voting, may not be omitted from the company's proxy material under rule 14a-8(i)(1) or (2). Š The proposal may not be omitted in reliance on rule 14a-8(i)(9) where the company has not met its burden of establishing that the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The staff states that the company may exclude a portion of the supporting statement under rule 14a-8(1).

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
John J. Carrara <jjc3@meadwestvaco.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MeadWestvaco Corporation
Incoming letter dated December 30, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

There appears to be some basis for your view that MeadWestvaco may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that MeadWestvaco must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at MeadWestvaco's 2006 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if MeadWestvaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel